Filed Pursuant to Rule 424(b)(3) and Rule 424(c)
Registration No. 333-198847

Prospectus Supplement No. 17
(To Prospectus filed on July 6, 2015, as supplemented
by Prospectus Supplement No. 1 dated July 14, 2015, Prospectus Supplement No. 2 dated July 28, 2015, Prospectus Supplement No. 3 dated August 4, 2015, Prospectus Supplement No. 4 dated August 12, 2015, Prospectus Supplement No. 5 dated September 17, 2015, Prospectus Supplement No. 6 dated September 18, 2015, Prospectus Supplement No. 7 dated September 24, 2015, Prospectus Supplement No. 8 dated September 25, 2015, Prospectus Supplement No. 9 dated September 30, 2015, Prospectus Supplement No. 10 dated October 2, 2015, Prospectus Supplement No. 11 dated November 3, 2015, Prospectus Supplement No. 12 dated November 10, 2015, Prospectus Supplement No. 13 dated November 18, 2015, Prospectus Supplement No. 14 dated December 1, 2015, Prospectus Supplement No. 15 dated December 8, 2015, and Prospectus Supplement No. 16 dated January 8, 2016)

ENUMERAL BIOMEDICAL HOLDINGS, INC.

This Prospectus Supplement No. 17 supplements the information contained in the Prospectus, dated as of July 6, 2015, as amended by Prospectus Supplement No. 1 dated July 14, 2015, Prospectus Supplement No. 2 dated July 28, 2015, Prospectus Supplement No. 3 dated August 4, 2015, Prospectus Supplement No. 4 dated August 12, 2015, Prospectus Supplement No. 5 dated September 17, 2015, Prospectus Supplement No. 6 dated September 18, 2015, Prospectus Supplement No. 7 dated September 24, 2015, Prospectus Supplement No. 8 dated September 25, 2015, Prospectus Supplement No. 9 dated September 30, 2015, Prospectus Supplement No. 10 dated October 2, 2015, Prospectus Supplement No. 11 dated November 3, 2015, Prospectus Supplement No. 12 dated November 10, 2015, Prospectus Supplement No. 13 dated November 18, 2015, Prospectus Supplement No. 14 dated December 1, 2015, Prospectus Supplement No. 15 dated December 8, 2015, and Prospectus Supplement No. 16 dated January 8, 2016, relating to the resale of up to 52,154,760 shares of our common stock by selling stockholders.

This Prospectus Supplement No. 17 is being filed to include the information set forth in our Current Report on Form 8-K, which was filed with the Securities and Exchange Commission on January 11, 2016.

You should read this Prospectus Supplement No. 17 in conjunction with the Prospectus. This Prospectus Supplement No. 17 is qualified by reference to the Prospectus, except to the extent that the information contained in this Prospectus Supplement No. 17 supersedes the information contained in the Prospectus. This Prospectus Supplement No. 17 is not complete without, and may not be utilized except in connection with, the Prospectus.

You should consider carefully the risks that we have described in “Risk Factors” beginning on page 7 of the Prospectus.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this Prospectus Supplement is January 11, 2016

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): January 11, 2016

Enumeral Biomedical Holdings, Inc.

(Exact name of registrant as specified in its charter)

Delaware	000-55415	99-0376434
(State or Other Jurisdiction of Incorporation)	(Commission File Number)	(I.R.S. Employer Identification Number)

200 CambridgePark Drive, Suite 2000 Cambridge, Massachusetts (Address of Principal Executive Offices)	02140 (Zip Code)

(617) 945-9146

(Registrant’s telephone number, including area code)

N/A

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐ Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐ Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐ Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐ Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 1.01      Entry into a Material Definitive Agreement.

On January 11, 2016, Enumeral Biomedical Holdings, Inc. (“Enumeral”) entered into a Collaborative Research and Development Agreement (the “Agreement”) with The University of Texas M.D. Anderson Cancer Center (“MDACC”). Pursuant to the terms of the Agreement, Enumeral and MDACC will collaborate on the discovery and development of novel monoclonal antibodies against selected targets in immuno-oncology, utilizing Enumeral’s antibody discovery and immune profiling platform and MDACC’s preclinical and development expertise and infrastructure.

The collaboration contemplated by the Agreement will be conducted under the direction of a joint steering committee (the “JSC”), whose responsibilities include nominating Collaboration Targets, Collaboration Antibodies and Development Candidates (each as defined in the Agreement), and approving development plans, work plans, out-licensing plans, and regulatory filings. The JSC will be comprised initially of two representatives from Enumeral and two representatives from MDACC, and decisions by the JSC shall be unanimous. The Agreement provides for a resolution mechanism in the event that members of the JSC are unable to reach a unanimous agreement.

Under the terms of the Agreement, Enumeral and MDACC will share the costs of research and development activities necessary to take development candidates through successful completion of a Phase 1 clinical trial. The Agreement provides for a structure whereby each of Enumeral and MDACC will be granted the right to receive a percentage of the net income from product sales or any payments associated with licensing or otherwise partnering a program with a third party.

Pursuant to the terms of the Agreement, each party has the right to opt out and cease further funding of future collaboration activities with respect to a collaboration antibody at certain specified times, provided that a party which elects to opt out may continue to be responsible for certain expenses incurred prior to such election. A party that exercises its opt out right will also have its percentage of net income from product sales or payments associated with such collaboration antibody program adjusted in accordance with the terms of the Agreement.

The Agreement contemplates that, in conjunction with the research and development activities, either Enumeral or MDACC will seek to enter into licensing transactions with third parties to engage in development or commercialization activities involving the identified antibodies, subject to approval by the other party. In addition, the parties have the option of continuing collaboration efforts into advanced development and commercialization, with one party taking the lead, and both parties sharing costs equally.

Under the terms of the Agreement, Enumeral grants MDACC certain specified rights to use Enumeral Technology, and MDACC grants Enumeral certain specified rights to use MDACC Technology (each as further defined in the Agreement).

The term of the Agreement runs until the expiration of all payment obligations incurred under the Agreement, unless the Agreement is terminated earlier in accordance with terms therein.

The foregoing summary of the Agreement does not purport to be complete and is qualified in its entirety by reference to the Agreement, a copy of which will be filed as an exhibit to Enumeral’s Annual Report on Form 10-K. Enumeral intends to seek confidential treatment for certain portions of the Agreement.

Item 8.01     Other Events.

On January 11, 2016, Enumeral issued a press release announcing that Enumeral had entered into the Agreement described in Item 1.01 above. A copy of the press release is attached hereto as Exhibit 99.1 and is incorporated herein by reference.

Item 9.01     Financial Statements and Exhibits.

(d)        Exhibits

Exhibit Number	Description
99.1	Press Release of the Company, dated January 11, 2016

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

ENUMERAL BIOMEDICAL HOLDINGS, INC.

Dated: January 11, 2016	By:	/s/ Kevin G. Sarney
Name: Kevin G. Sarney
Title: Vice President of Finance, Chief Accounting Officer and Treasurer

EXHIBIT INDEX

Exhibit No.	Description

99.1	Press Release of the Company, dated January 11, 2016

Exhibit 99.1

Enumeral and MD Anderson

Enter Into Collaborative Research and Development Agreement

Strategic Collaboration Aims to Discover and Develop Potentially Novel Antibodies Against Specified Targets for Immunotherapy

CAMBRIDGE, Mass. and HOUSTON, Texas—January 11, 2016—Enumeral Biomedical Holdings, Inc. (OTCQB: ENUM), today announced that it has entered into a Collaborative Research and Development Agreement with The University of Texas MD Anderson Cancer Center.

Scientists from Enumeral and MD Anderson will collaborate on the discovery and development of novel monoclonal antibodies against specified targets in immuno-oncology, leveraging Enumeral’s antibody discovery and patient-centric immune profiling platform and MD Anderson’s preclinical and development expertise and infrastructure. Under the terms of the agreement, Enumeral and MD Anderson will share the costs of such research and development activities, and will each be granted the right to receive a percentage of the net income from product sales or any payments associated with licensing or otherwise partnering a program with a third party.

“This strategic collaboration leverages the considerable experience of MD Anderson in translational medicine and clinical oncology and Enumeral’s core strengths of antibody discovery and patient-centric functional immune profiling," said Arthur H. Tinkelenberg, Ph.D., Enumeral’s President and Chief Executive Officer. “With our platform’s ability to measure the effects of novel antibody candidates on human lymphocyte function in tumor biopsy samples from patients, and MD Anderson’s deep expertise and infrastructure for preclinical and clinical oncology product development, we believe working with MD Anderson and their Oncology Research for Biologics and Immunotherapy Translation (ORBIT) team is an ideal way to accelerate the discovery and development of novel antibody therapies which may increase the rates of response and provide for more durable outcomes in the treatment of cancer.”

ORBIT is a translational research platform of MD Anderson’s Moon Shots Program, which aims to accelerate the conversion of scientific knowledge into clinical advances that reduce cancer deaths.

"With its team of industry-seasoned scientists embedded in a top-notch cancer center, ORBIT was launched to establish this type of collaborations,” said Carlo Toniatti, M.D., Ph.D., executive director of ORBIT. “Successful development of novel anti-cancer antibodies requires faultless integration of drug development expertise, deep biological knowledge and clinical development capabilities.  We are confident that through this collaboration we will accelerate the delivery of innovative and efficacious therapies to our patients.”

About Enumeral

Enumeral is a biopharmaceutical company discovering and developing novel antibody immunotherapies that help the immune system fight cancer and other diseases. The Company is building a pipeline focused on next-generation checkpoint modulators, with initial targets including PD-1, TIM-3, LAG-3, TIGIT, VISTA, and others. In developing these agents, Enumeral’s researchers apply a proprietary immune profiling technology platform that measures functioning of the human immune system at the level of individual cells, providing key insights for candidate selection and validation. For more information on Enumeral, please visit www.enumeral.com.

About MD Anderson

The University of Texas MD Anderson Cancer Center in Houston ranks as one of the world's most respected centers focused on cancer patient care, research, education and prevention. The institution’s sole mission is to end cancer for patients and their families around the world. MD Anderson is one of only 45 comprehensive cancer centers designated by the National Cancer Institute (NCI). MD Anderson is ranked No.1 for cancer care in U.S. News & World Report’s “Best Hospital’s” survey. It has ranked as one of the nation’s top two hospitals since the survey began in 1990, and has ranked first for 11 of the past 14 years. MD Anderson receives a cancer center support grant from the NCI of the National Institutes of Health (P30 CA016672).

Forward Looking Statements Disclosure

This press release contains certain “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995, as amended. Such statements reflect current beliefs of Enumeral Biomedical Holdings, Inc. (“Enumeral”) with respect to future events and involve known and unknown risks, uncertainties, and other factors affecting operations, market growth, Enumeral’s stock price, services, products and licenses. No assurances can be given regarding the achievement of future results, and although Enumeral believes that the expectations reflected in these forward-looking statements are based on reasonable assumptions, actual results may differ from the assumptions underlying the statements that have been made regarding anticipated events. Factors that may cause actual results, performance or achievements, or industry results to differ materially from those contemplated by such forward-looking statements include, among others, the risks that (a) Enumeral’s expectations regarding market acceptance of the Company’s business in general and the Company’s ability to penetrate the antibody discovery and development fields in particular, as well as the timing of such acceptance, (b) Enumeral’s ability to attract and retain management with experience in biotechnology and antibody discovery and similar emerging technologies, (c) the scope, validity and enforceability of Enumeral’s and third party intellectual property rights, (d) Enumeral’s ability to raise capital when needed and on acceptable terms and conditions, (e) Enumeral’s ability to comply with governmental regulation, (f) the intensity of competition, (g) changes in the political and regulatory environment and in business and fiscal conditions in the United States and overseas and (h) general economic conditions.

More detailed information about Enumeral and risk factors that may affect the realization of forward-looking statements, including forward-looking statements in this press release, is set forth in Enumeral’s filings with the Securities and Exchange Commission. Enumeral urges investors and security holders to read those documents free of charge at the Commission’s website at http://www.sec.gov. Forward-looking statements speak only as to the date they are made, and except for any obligation under the U.S. federal securities laws, Enumeral undertakes no obligation to publicly update any forward-looking statement as a result of new information, future events or otherwise.

Contacts

Burns McClellan, Inc., on behalf of Enumeral Biomedical Holdings

Investors

Steve Klass, 212-213-0006

sklass@burnsmc.com

or

Media

Justin Jackson, 212-213-0006, ext. 327

jjackson@burnsmc.com

MD Anderson:

Ron Gilmore, 713-745-1898

Rlgilmore1@mdanderson.org